BRAZIL MINERALS, INC.

324 South Beverly Drive, Suite 118

Beverly Hills, California 90212

August 25, 2014

BY EDGAR

Pamela Howell, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Brazil Minerals, Inc.

Amendment No. 2 to Registration Statement on Form 10

Amendment No. 2 to Form 10-K for fiscal year ended

December 31, 2013

Amendment No. 2 to Form 10-Q for Fiscal Quarter ended

March 31, 2014

Filed July 30, 2014

File No. 000-55191

Dear Ms. Howell:

Reference is made to your comment letter, August 7, 2014 to Brazil Minerals, Inc. (the “Company”), relating to the subject registration statement (the “Comment Letter”). The Company needs more time to consider and provide its response to the Comment Letter.

A complete response to the comments made in the Comment Letter, including the filing of amendments to our Form 10 Registration Statement and our Annual Report on Form 10-K shall be filed with you on or before September 9, 2014.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Marc Fogassa